SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           APPLIED DNA SCIENCES, INC.

                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.50
                         (Title of Class of Securities)

                                   03815U 10 2
                                 (CUSIP Number)

                               Rick Langley
          RHL Management, Inc. 8233 Roxbury Road, Los Angeles CA 90069
          ------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 18, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP  NO.  03815U  10  2                               PAGE  2  OF  4  PAGES
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1  NAME  OF  REPORTING  PERSON
   S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

     Rick Langley and RHL  Management,  Inc.               n/a
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2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (See Instructions)
                 (A)  [  ]
                 (B)  [  ]
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3  SEC  USE  ONLY

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4  SOURCE  OF  FUNDS  (See  Instructions)

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5  CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT  TO
   ITEM  2(d)  or  2(e)
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6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Nevada
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7     SOLE  VOTING  POWER

                      556,075
 NUMBER  OF     ----------------------------------------------------------------
  SHARES       8     SHARED  VOTING  POWER
 BENEFICIALLY
  OWNED  BY               -  0  -
   EACH        ---------------------------------------------------------------
 REPORTING     9     SOLE  DISPOSITIVE  POWER
  PERSON
   WITH                 556,075
               -------------------------------------------------------
               10    SHARED  DISPOSITIVE  POWER

                         -  0  -
-----------------------------------------------------------------------
11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

                        556,075
-----------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)  1.39%
14  TYPE  OF  REPORTING  PERSON  (See  Instructions)  CO

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CUSIP  NO.  03815U  10  2                               PAGE  3  OF  4  PAGES
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The  following  constitutes  an  amendment  to  the  Schedule  13D  filed by the undersigned.  This Amendment amends the Schedule 13D as specifically set forth.

     Item  4  is  amended  in  its  entirety  to  read  as  follows:

ITEM  4.  PURPOSE  OF  TRANSACTION.

The Reporting Entity does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Entity may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

     Item  5  is  amended  in  its  entirety  to  read  as  follows:

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

a) As of April 29, 2004 the Issuer had issued and outstanding a total of 40,012,699 shares of Common Stock as represented in a Registration Statement on Form SB-2/A. As of that date, the Reporting Person was the beneficial owner of 556,075 shares of Common Stock or approximately 1.3% of the issued and outstanding Common Stock. The Reporting Person has been advised and believes that additional shares of common stock of the Issuer are outstanding and that consequently the percentage ownership will be reduced.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 556,075 shares of Common Stock, and sole power to dispose of, or to direct the disposition of 556,075 shares of Common Stock.

(c) The Reporting Person disposed of a total of 526,087 shares of Common Stock of the Company pursuant to a Stock Purchase Agreement between the Reporting Person and Paul Aloysius Garardus LoomansMr. Loomans paid $500,000 for such shares.

The Reporting Person also entered into two option agreements with Mr. Loomans pursuant to which he is entitled to acquire 1,843,071 shares on or before June 25, 2005 at an exercise price of $1.00 per share, and to purchase 1,880,842 shares on or before August 9, 2005 at an exercise price of $1.00 per share.

(d)  Not  applicable.

(e) The Reporting Person ceased to be the beneficial owner of 5% of the stock effective May 18, 2005

     Item  7  is  amended  to  add  the  following:

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CUSIP  NO.  03815U  10  2                               PAGE  4  OF  4  PAGES
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ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit 1 Stock Purchase Agreement dated as of May 10, 2005 by and among RHL Management Corp., Drs. Paul A.G. Loomans FB and Cutler Law Group.

Exhibit 2 Stock Option Agreement dated as of May 10, 2005 by and among RHL Management Corp., Drs. Paul A.G. Loomans FB and Cutler Law Group.

Exhibit 3 Stock Option Agreement dated as of May 10, 2005 by and among RHL Management Corp., Drs. Paul A.G. Loomans FB and Cutler Law Group.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May  18  2005

                              RHL MANAGEMENT, INC.


                              /s/  Rick  Langley
                               -----------------
                             By:  Rick  Langley